As filed with the Securities and Exchange Commission on April 22, 1999
                                             Securities Act File No. 333-15973
                                      Investment Company Act File No. 811-5870

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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ----------------

                                SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                     (Pursuant to Section 13(e)(1) of the
                       Securities Exchange Act of 1934)
                                AMENDMENT NO. 1

                 MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                               (Name of Issuer)
                 MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                     (Name of Person(s) Filing Statement)
               Shares of Common Stock, Par Value $0.10 per share
                        (Title of Class of Securities)
                                  59019R 10 5
                     (CUSIP Number of Class of Securities)
                                Terry K. Glenn
                 Merrill Lynch Senior Floating Rate Fund, Inc.
                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
                                (609) 282-2800
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                                  Copies to:

Thomas R. Smith, Jr., Esq.                Patrick D. Sweeney, Esq.
Brown & Wood LLP                          Merrill Lynch Asset Management, L.P.
One World Trade Center                    P.O. Box 9011
New York, New York  10048-0557            Princeton, New Jersey  08543-9011

                                March 24, 1999
                      (Date Tender Offer First Published
                      Sent or Given to Security Holders)

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



         This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule 13E-4 of Merrill Lynch Senior Floating Rate Fund, Inc. (the "Fund") relating to an offer to purchase (the "Offer") 35,000,000 of the Fund's shares of common stock, par value $0.10 per share (the "Shares") and originally filed with the Securities and Exchange Commission on March 24, 1999 constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934 (the "Exchange Act") and General Instruction D of Schedule 13E-4.

         The Offer terminated at 12:00 midnight, New York time, on April 20, 1999 (the "Expiration Date"). Pursuant to the Offer, 20,132,993.663 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $9.81 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $197,504,667.83.

SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                 MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.




April 22, 1999             By   /s/ Terry K. Glenn
                              ----------------------------------------
                                   (Terry K. Glenn, President)

                               Brown & Wood LLP
                            One World Trade Center
                         New York, New York 10048-0557

                           Telephone: (212) 839-5300
                           Facsimile: (212) 839-5599



VIA ELECTRONIC FILING
---------------------

                                                         April 22, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Attention:  Division of Investment Management

         Re:  Merrill Lynch Senior Floating Rate Fund, Inc.
         Amendment No. 1 to Issuer Tender Offer Statement
         on Schedule 13E-4
         ---------------------------------------------------


Dear Sirs:

     On behalf of Merrill Lynch Senior Floating Rate Fund, Inc. (the "Fund"), transmitted herewith for filing pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934 and Rule 13e-4(c)(3) thereunder is Amendment No. 1 to the Issuer Tender Offer Statement of the Fund on Schedule 13E-4. Amendment No. 1 constitutes the final amendment reporting the results of the issuer tender offer. The tender offer commenced on March 24, 1999 and terminated on April 20, 1999.

     Please direct any comments or questions with respect to this filing to the undersigned at (212) 839-5620.

                                              Very truly yours,


                                              /s/ David J. Camp

Enclosure